F-Secure Corporation

03003786

F-SECURE®

RECEIVED
SEC MAIL PROCESSING
FEB 06 2003
WASH, D.C. 155 SECTION

January 28th, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL 82-5035

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

dw 2/12

Jaana Sirkiä
Corporate communicator
PP. Henrietta Malmari

F-Secure Corporation, PL 24, Tammasaarenkatu 7, FIN-00181 Helsinki, Finland, Tel. +358 9 2520 0700, Fax +358 9 2520 5001
www.F-Secure.com VAT Reg. No: FI07055792 Business Identity Code: 0705579-2 Registered Office: Espoo

Press release

F-SECURE®

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE January 25, 2003

New Worm Slams the Internet - Hard

F-Secure warns the computer users about new Internet worm known as Slammer (or Sapphire). The worm generates massive amounts of network packets, overloading Internet servers. This slows down all Internet functions such as sending e-mail or surfing the net.

The worm was first detected in the Internet on January 25, 2003 at 05:30 GMT. After this the worm quickly spread worldwide to generate one of the biggest attacks against Internet ever. According to reports, several large web sites and mail servers became unavailable, including as many as 5 of the 13 root name server.

Slammer infects only Windows 2000 servers running Microsoft SQL Server, and is therefore not a threat to the end user machines. However, its functions are still visible to the end users by the way it blocks the network traffic.

Slammer is not a mass mailer like many other common worms. It does not send any emails, nor writes itself to the hard drive, but spreads as an in-memory process. This functionality makes it similar to Code Red, an Internet worm that was found in July 2001 and infected more than 300 000 web servers.

The worm uses UDP port 1434 to exploit a buffer overflow in MS SQL server. To prevent the worm from infecting the server, this port on the firewall should be closed. The worm is extremely small, only 376 bytes in size. It has no other functionality than to spread further, but the spreading process is so aggressive that the worm generates extreme loads.

As the worm does not infect any files, an infected machine can be cleaned simply by rebooting the machine. However, if the machine is connected to the network without applying SP2 or SP3 patches for MS SQL Server, it will soon get reinfected.

"We've never seen such a small virus spreading so fast in the wild and doing so much damage", comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure Corporation. "The virus is so simple yet so aggressive. In fact the massive network load also slows down the virus itself", he continues.

Technical description and pictures of Slammer are available at http://www.f-secure.com/v-descs/mssqlm.shtml

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the

mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

Mr. Mikko Hypponen, Manager, Anti-Virus Research
F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Fax +358 9 2520 5001
E-mail: Mikko.Hypponen@F-Secure.com

http://www.F-Secure.com/